SCHEDULE 13D

CUSIP NO. 15100K201	PAGE 1 OF 5 PAGES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)

CHELSEA THERAPEUTICS INTERNATIONAL, LTD.
____________________________________________________________________________________
(Name of Issuer)

Common Stock, $.0001 par value
____________________________________________________________________________________
(Title of Class of Securities)

15100K201
_______________________________________________________

(CUSIP Number)

David J. Harris, Esq., 1900 K Street, N.W. Washington, D.C.  20006 (202) 261-3385
____________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2013
______________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 15100K201	PAGE 2 OF 5 PAGES

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 240,000 Shares
	8	SHARED VOTING POWER 5,191,173 Shares
	9	SOLE DISPOSITIVE POWER 240,000 Shares
	10	SHARED DISPOSITIVE POWER 5,191,173 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,431,173 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.10%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO. 15100K201	PAGE 3 OF 5 PAGES

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 5,191,173 Shares
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 5,191,173 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,191,173 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.74%
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D

CUSIP NO. 15100K201	PAGE 4 OF 5 PAGES

ITEM 1.                      Security and Issuer

This Amendment No. 12 to the Statement on Schedule 13D heretofore filed on October 20, 2006 is filed with respect to the common stock, $0.0001 par value (“Common Stock”), of Chelsea Therapeutics International, Ltd. (the “Company”).  The address of the Company is 3530 Toringdon Way, Suite 200, Charlotte, North Carolina 28277.  The Statement is being filed on behalf of Josiah T. Austin, a United States Citizen, and El Coronado Holdings, L.L.C. (“ECH”), an Arizona limited liability company whose principal place of business is 4673 Christopher Place, Dallas, Texas 75204 (collectively, the “Reporting Persons”) to reflect the following amendments to Item 3, Item 4 and Item 5.

ITEM 3.                      Source and Amount of Funds or Other Consideration

Since December 19, 2012, the Reporting Persons have sold 1,001,500 shares of Common Stock for an aggregate consideration (exclusive of brokers’ commissions) of $1,351,234.05.

All dollar amounts are in U.S. dollars.

ITEM 4.                      Purpose of Transaction

Austin, as sole Managing Member of ECH, and as Trustee for a family trust, is filing this Amendment No. 12 to the Statement on Schedule 13D because he is deemed beneficial owner of more than 5% of the Company's Common Stock.  Austin, as sole Managing Member of ECH, and as Trustee for a family trust, will continually evaluate the business, financial conditions, and prospects of the Company, as well as conditions in the economy and the pharmaceutical industry in general, with a view toward determining whether to hold, decrease, or from time to time add to these investments in Common Stock.  Austin, as sole Managing Member of ECH, and as Trustee for a family trust, has no present plans or intent to make proposals which relate to or would result in any action enumerated from subparagraph (b) through subparagraph (j) of Item 4 of Schedule 13D.

SCHEDULE 13D

CUSIP NO. 15100K201	PAGE 5 OF 5 PAGES

ITEM 5.                      Interest in Securities of the Issuer

(a)           Austin is deemed beneficial owner of 5,431,173 shares of Common Stock in his capacity as Trustee for a family trust and as sole Managing Member of ECH.  ECH is deemed beneficial owner of 5,191,173 shares of Common Stock.  Based on the 67,040,569 shares of Common Stock outstanding as of November 6, 2012, as reported on the Company’s 10-Q filed on November 7, 2012, Austin and ECH’s deemed beneficial holdings represent, respectively, 8.10% and 7.74% of the Company’s Common Stock.

(b)           As Trustee of a family trust, Austin has the sole power to vote or to dispose or direct the disposition of 240,000 shares of Common Stock.  As sole Managing Member of ECH, Austin shares with ECH the power to vote or dispose or to direct the disposition of 5,191,173 shares of Common Stock.

(c)           No transactions in the Company’s Common Stock have been effected by the Reporting Persons during the last 60 days except the following transactions, which were open market transactions. Where applicable, prices do not include brokerage fees.

Reporting Person	Transaction	Date	Quantity	Price Per Unit
Austin, on behalf of ECH	Sale	2/20/2013	500,000	$1.92

(d)           No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)           Not Applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 4, 2013	/s/ Josiah T. Austin
Josiah T. Austin,
Individually and as Sole Managing Member of ECH